Matav – Cable System Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134, Israel
Tel: +972-9-8602221, Fax: +972-9-8602282

November 16, 2005

Via EDGAR & FACSIMILE
Mr. Larry Spirgel,
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matav – Cable System Media Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File No. 0-28556

Dear Mr. Spirgel:

        Matav – Cable System Media Ltd. (the “Company” or “we”) is submitting this letter further to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for fiscal year ended December 31, 2004.

        In the Comment Letter, you requested to receive the Company’s responses thereto within 15 business days. The Staff has orally confirmed to us the postponement of the due date for the Company’s response to the Comment Letter to November 17, 2005. While the Company is about to complete its response, it is in the midst of preparing its financial statements for the third quarter of 2005 (expected to be publicly released next week) and still requires some additional input in order to provide the Staff with an appropriate and accurate response to the Comment Letter.

        Accordingly, we kindly ask the Staff to postpone the due date for the Company’s response to the Comment Letter to November 25, 2005.

        Please do not hesitate to contact me at 972 (9) 860-2221 or Ido Zemach, Adv., of Goldfarb, Levy, Eran & Co., our Israeli outside counsel, at 972 (3) 608-9989 with any questions or comments you may have.

Very truly yours, /s/ Tal Peres —————————————— Tal Peres, CFO Matav - Cable System Media Ltd. E-mail: tal.peres@matav.co.il